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                                                             Exhibit (a)(5)(xxi)

                       [LETTERHEAD OF NORTHROP GRUMMAN]



                                  Contact:  Bob Bishop (Media) (310) 201-3335
                                          Gaston Kent (Investors) (310) 201-3423

For Immediate Release


NORTHROP GRUMMAN ISSUES UPDATE
------------------------------

ON LITTON INDUSTRIES TENDER OFFER
---------------------------------


     LOS ANGELES -- April 9, 2001 -- Northrop Grumman Corporation (NYSE: NOC) has provided the following updated information concerning its tender offer for Litton Industries Inc., which expired at midnight E.D.T. on April 2, 2001:

     "The depository, Equiserve Trust Co. Inc., has advised Northrop Grumman that tenders had been received for 44,660,309 shares of Litton common stock, of the 45,900,722 shares outstanding as of March 28, 2001. The depository also advised Northrop Grumman that 240,632 shares of Litton's Series B preferred shares had been tendered, of the 410,643 outstanding as of March 28, 2001. All figures are current as of the close of the tender offer and the delivery of guaranteed shares following three trading days ended April 5, 2001.

     "Based on this preliminary information, the company believes that tenders have been received electing in excess of the maximum 13 million shares of common stock and 3.5 million shares of Series B preferred stock of Northrop Grumman which are to be issued in this transaction. The parties electing to receive either common or preferred stock, therefore, may be subject to a proration of shares.

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                                                                          Page 2

NORTHROP GRUMMAN ISSUES UPDATE
------------------------------

ON LITTON INDUSTRIES TENDER OFFER
---------------------------------


     "These preliminary results indicate that those tendering Litton shares for Northrop Grumman common under Alternative A are subject to a proration factor of approximately 0.7907 and 1.0 for Alternative B. Those tendering for Northrop Grumman preferred will be subject to a proration factor of approximately 0.1753 on the preferred for Alternatives A, B and C. Those tendering for preferred Alternative A are subject to an approximate proration factor of 0.7907 for the Northrop Grumman common portion of the election and 1.0 for preferred Alternative B.

     "The company stated that it expects to complete the determination of proration of shares shortly and to issue shares within the next week."

     Northrop Grumman Corporation is a $15 billion, global aerospace and defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and non-nuclear shipbuilding and systems. With 80,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

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                                                                         0401-62



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